                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------

                                SCHEDULE 13D/A-1
                                 (RULE 13d-101)



                             CHART INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   16115Q 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                                 with a copy to:
                                                 ---------------
   CHARLES S. HOLMES                             THOMAS F. MCKEE, ESQ.
   Asset Management Associates of                Calfee, Halter & Griswold LLP
            New York, Inc.                       1400 McDonald Investment Center
   P.O. Box 2850                                 800 Superior Avenue
   Southampton, NY  11969                        Cleveland, OH  44114-2688
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 24, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent


                         (Continued on following pages)


                               (Page 1 of 6 Pages)

------------- ---------------------                      ----------------------
CUSIP NO.          16115Q 10 0               13D/A-1     PAGE   2  OF  6 PAGES
              --------------------                            ----   ----
------------- ---------------------                      -----------------------


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Charles S. Holmes
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
     NUMBER OF           7      SOLE VOTING POWER
      SHARES                         1,315,860
                     -----------------------------------------------------------
   BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                        0
                     -----------------------------------------------------------
       EACH              9      SOLE DISPOSITIVE POWER
     REPORTING                       1,315,860
                     -----------------------------------------------------------
    PERSON WITH         10      SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,315,860
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 6 Pages)

                                SCHEDULE 13D/A-1

                                CHARLES S. HOLMES
                                -----------------


ITEM 1.    SECURITY AND ISSUER.

           This statement on Schedule 13D/A-1 relates to the Common Stock, $.01 per share par value (the "Common Stock"), of Chart Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are at 5885 Landerbrook Drive, Suite 150, Mayfield Heights, OH 44124.


ITEM 2.    IDENTITY AND BACKGROUND.

           (a) The name of the person filing this statement on Schedule 13D/A-1 is Charles S. Holmes (the "Filer").

           (b) The business address of the Filer is c/o Asset Management Associates of New York, Inc., P.O. Box 250, Rutherford, NJ 07070.

           (c) The present principal occupation or employment of the Filer is as a private investor. Such employment is conducted through Asset Management Associates of New York, Inc., a New York corporation, the principal business of which is the management of the Filer's assets and the principal executive offices of which are at P.O. Box 2850, Southampton, NY 11969.

           (d) During the last five years, the Filer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, the Filer has not been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) The Filer is a citizen of the United States.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The Filer's personal funds, in the aggregate amount of $786,211.81, were used to make six (6) open-market purchases of Common Stock between September 24, 1998 (the day following the date as of which the Filer's initial filing on Schedule 13D was made) and December 24, 1998 (the last date during calendar year 1998 on which the Filer purchased


                               (Page 3 of 6 Pages)

Common Stock), none of which transactions was previously required to be reported pursuant to Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Act").


ITEM 4.    PURPOSE OF TRANSACTION.

           The Filer purchased the shares of Common Stock for the Filer's own investment. At present, the Filer has no plans or proposals which relate to or would result in any of the matters specified in paragraphs (a) through (j) of
Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (a) As of December 24, 1998, the Filer beneficially owns 1,315,860 shares of Common Stock, of which 1,309,110 were owned by the Filer directly and 6,750 were owned by the Filer's minor daughter. The Filer believes that this beneficial ownership is equal to 5.5% of the outstanding Common Stock of the Issuer. The Filer is not a member of any "group," within the meaning of Section 13(d)(3) of the Act, with respect to any shares of Common Stock of which the Filer has beneficial ownership.

           (b)   As to the Filer:
                       Sole power to vote or to direct the vote:                   1,315,860
                       Shared power to vote or to direct the vote:                         0
                       Sole power to dispose or to direct the disposition:         1,315,860
                       Shared power to dispose or to direct the disposition:               0

           (c) The following transactions, all of which were effected by purchases of Common Stock in the open market on the New York Stock Exchange, have been effected since the date as of which the Filer's most recent filing on
Schedule 13D was made:

                   Date               Quantity                 Total Price             Price per Share ($)
                   ----               --------                 -----------             -------------------
                  9/24/98                       12,500                88,125.00                  7.00
                  9/25/98                       48,100               332,949.33                  6.87682
                 12/17/98                       16,000               108,800.00                  6.75
                 12/22/98                       24,300               160,052.48                  6.53652
                 12/23/98                        9,700                63,535.00                  6.5
                 12/24/98                        5,000                32,750.00                  6.5
                            TOTALS:            115,600               786,211.81             AVG: 6.80

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Filer.

           (e)  Not applicable.




                               (Page 4 of 6 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Filer is the brother of Mr. Arthur S. Holmes, the Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Arthur S. Holmes, together with his wife, Ms. Christine H. Holmes, beneficially owns 7,852,047 shares of Common Stock. Other than this familial relationship, the Filer has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Not applicable.






                               (Page 5 of 6 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   January 8, 1998
                                               --------------------------------
                                                        (Date)

                                                 /s/ Charles S. Holmes
                                               ---------------------------------
                                                      (Signature)


                                                   Charles S. Holmes
                                               ---------------------------------
                                                     (Name/Title)





                               (Page 6 of 6 Pages)